

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2022

Andrew Poole
Chief Executive Officer
Delwinds Insurance Acquisition Corp.
One City Centre
1021 Main Street, Suite 1960
Houston, Texas 77002

> **Re: Delwinds Insurance Acquisition Corp.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed July 8, 2022**
> **File No. 333-264216**

Dear Mr. Poole:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2022 letter.

Amendment No. 2 to the Form S-4 filed July 8, 2022

Support Subscription Agreements, page 34

1. Please revise to explain why the Threshold Amount was reduced as a result of the RBCCM Termination.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that

addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

3. We note that Deutsche Bank Securities Inc. ("Deutsche Bank") has resigned and is ending its involvement with this registration statement. Please disclose the resignation in the registration statement, including the reason for the resignation, and explain the implications for the transaction and investors.

4. Please tell us whether RBC Capital Markets, LLC ("RBCCM") or Deutsche Bank were involved in the preparation of any disclosure that is included in the registration statement, or material underlying disclosure in the registration statement, including but not limited to the disclosure regarding the summary of the financial analyses prepared by FOXO Technologies Inc.'s ("FOXO") management and reviewed by the board of directors of Delwinds Insurance Acquisition Corp. ("Delwinds") or the projected financial information of FOXO. If so, clarify their involvement, whether they have retracted any work product associated with the transaction, and the risk of such withdrawal and reliance on their expertise. If RBCCM or Deutsche Bank were involved in preparing disclosure, please also include a risk factor describing their role in connection with the preparation of the registration statement and the valuation of FOXO and that they disclaim any liability in connection with such disclosure included in the registration statement. If applicable, please also clarify that RBCCM or Deutsche Bank claim no role in the SPAC's business combination transaction and have affirmatively disclaimed any responsibility for any of the disclosure in this registration statement. , Please also disclose the rationale for continuing to rely on information disclaimed by the professional organization associated with or responsible for such information, if applicable. Please note that comments in this letter apply to RBCCM's and Deutsche Banks's and their respective subsidiaries and affliates in any capacity.

5. Please disclose whether Deutsche Bank assisted in the preparation or review of any materials reviewed by the Delwinds board of directors or management as part of their services to FOXO and whether Deutsche Bank has withdrawn their association with those materials and notified Delwinds of such disassociation. Similarly disclosure whether RBCCM assited in the preparation or review of any materials reviewed by Delwinds board of directors or managment as part of its services and whether RBCCM has withdrawn their association with those materials and notified Delwinds of such disassociation. For context, include that there are similar circumstances in which a

financial institution is named and that a firm's resignation indicates they are not willing to have the liability associated with such work in that transaction.

6. Please provide us with any correspondence between RBCCM and Delwinds, and Deutsche Bank and FOXO, relating to the respective resignations.

7. Please provide us with the engagement letters between RBCCM and Delwinds, and Deutsche Bank and FOXO. Please disclose any ongoing obligations of the companies pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the companies in the registration statement.

8. Please provide us with a letter from RBCCM stating whether it agrees with the statements made in your prospectus related to their resignation and, if not, stating the respects in which they do not agree. Please revise your disclosure accordingly to reflect that you have discussed the disclosure with RBCCM and it either agrees or does not agree with the conclusions and the risks associated with such outcome. If RBCCM does not respond, please revise your disclosure to indicate you have asked and not received a response and disclose the risks to investors. Please provide similar disclosure regarding Deutsche Bank's resignation as FOXO's advisor, as applicable. Additionally, please indicate that RBCCM and Deutsche Bank withdrew from their role as financial advisors and forfeited their fees, if applicable, and that the firms refused to discuss the reasons for its resignation and forfeiture of fees, if applicable, with management. Clarify whether RBCCM and Deutsche Bank performed substantially all the work to earn their fees.

9. Please revise your disclosure to highlight for investors that RBCCM and Deutsche Bank's withdrawals indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction. In addition, revise your disclosure to caution investors that they should not place any reliance on the fact that RBCCM and Deutsche Bank had been previously involved with the transaction.

10. Please discuss the potential impact on the transaction related to the resignation of RBCCM and Deutsche Bank. We note that RBCCM was an underwriter for the IPO of the SPAC and both RBCCM and Deutsche Bank are advising or have advised on the business combination transactions. If RBCCM or Deutsche Bank would have played a role in the closing, please revise to identify the party who will be filling their respective roles.

11. Please disclose any fees paid or due to RBCCM or Deutsche Bank in connection with their role as a financial advisor. If any of these fees will be forfeited by their resignation, please revise to disclose this information.

12. We understand that RBCCM, an underwriter in your SPAC IPO, intends to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with RBCCM. Revise your pro forma financial information and relevant disclosure referring to the payment of deferred

underwriting commissions.

13.   Please describe what relationship existed between RBCCM and Delwinds after the close of the IPO, including any financial or merger-related advisory services conducted by RBCCM. For example, clarify whether RBCCM had any role in the identification or evaluation of business combination targets.

14.   Please tell us whether you are aware of any disagreements with RBCCM or Deutsche Bank regarding the disclosure in your registration statement. Further, please add risk factor disclosure that clarifies that RBCCM was to be compensated, in part, on a deferred basis for its underwriting services in connection with the SPAC IPO and such services have already been rendered, yet RBCCM is waiving such fees and disclaiming responsibility for the Form S-4 registration statement. Clarify the unusual nature of such a fee waiver and the impact of it on the evaluation of the business combination.

15.   Disclose whether RBCCM provided you with any reasons for the fee waiver. If there was no dialogue and you did not seek out the reasons why RBCCM was waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that RBCCM has performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensation.

        You may contact Michael Henderson at 202-551-3364 or Robert Klein at 202-551-3847 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-3210 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance